SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] No 35.300.368.941

NOTICE TO MARKET

Ambev S.A. (“Ambev”) announced today that it has entered into an agreement to acquire a range of ready-to-drink, cider and craft beer brands for the Canadian market from the Mark Anthony Group of Companies. These brand additions include recognized and innovative brands such as Palm Bay, Mike’s Hard Lemonade and Okanagan Cider, leveraging our near beer platform by expanding our portfolio into the fast growing ready to drink and cider segments in Canada. The agreement also includes the Turning Point Brewery in British Columbia, which brews the Stanley Park family of brands. The acquired brands will be managed by Labatt Breweries of Canada, a subsidiary of Ambev.

The acquisition is valued at USD $350 million and is expected to close in the coming months.

Founded in 1972, the Mark Anthony Group of Companies is one of North America’s most diversified and successful private companies focused on the alcohol beverage sector. In addition to producing and distributing fine wine and premium beer, it is the largest ready-to-drink company in North America and the fourth largest in the world.

São Paulo, November 10, 2015.

Ambev S.A.

Nelson José Jamel

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer